

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2010

Mr. C.S. Mansfield, Jr.
President
Biddeford and Saco Water Company
181 Elm Street
Biddeford, ME 04005

> **Re: Biddeford and Saco Water Company**
> **Offering Statement on Form 1-A**
> **Filed May 28, 2010**
> **File No. 024-10271**

Dear Mr. Mansfield:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General Comments</u>

1.   We note your assertion that your existing investors have preemption rights under Maine law and the May 28, 2010 letter, filed as exhibit 15.1, informing your existing investors of such rights and providing them a means of making a preemptive rights election. With a view to disclosure, please advise us:
        a. of the specific provisions, either in your charter or state law providing for the preemptive rights and the exact nature of the requirements;

    b. how the preemption rights operate under state securities laws;

    c. how you determined who has preemption rights and the record date for establishing the investors with the preemptive rights;

    d. how you considered Rule 251(d)(1) and Rule 255 in connection with this letter to your existing investors;

    e. whether an investor who provides the preemptive rights election may bind you to sell shares even if they are not bound to purchase, and if so, when you become legally bound to sell such shares;

    f. depending upon your response to **e.**, how you considered Rule 251(d)(2); and,

    g. any mechanisms in place to ensure that the preemption rights elections do not exceed the amount specified on your offering circular cover page.

Part I – Notification

Item 1

2. Please provide the full name for each person, as required by Item 1 of Part I of Form 1-A.

3. Please reconcile the disclosure in this section regarding the issuer's officers with the disclosure on page 28.

4. Please tell us what measures have been taken by the Company to comply with the disclosure in Item 1(e) Of Part I.

5. Please provide the business and residential address for Meredith McLaughlin, as required by Item 1 of Part I.

6. We note your response to Item 1(i) of Part I indicating your intention to engage a registered broker-dealer as a selling agent. Please advise us as to the timing of engaging the broker-dealer, and update your disclosure throughout when you have done so. Also, please clarify your response to Item 7(b). We may have further comment.

Item 4

7. Please revise your response to Item 4(b) of Part I to address the jurisdictions in which you will make offers pursuant to the preemptive rights. Address, for each state, how your offers and sales will comply with relevant "blue sky" laws (i.e., through registration, exemption, etc.).

Part II – Offering Circular

8. We note your statement that you have provided the information required by Offering Circular Model A. Please provide the specific disclosure required by Model A to Form 1-A. Each question and any notes, but not any instructions thereto, shall be restated in their entirety. This would include headings such as "Cover Page" and parenthetical notes

(See Questions 9 and 10), etc. We also note that some Items of Model A have not been included at all or have only been answered in part. Please <u>substantially</u> revise the offering circular to address each Question required by Model A. We may have additional comments.

Cover Page

9.   Please provide all of the cover page information requested by Offering Circular Model A in the order specified. We note, for example, that you have not indicated the states in which your offering has been registered.

10.   Please limit your cover page to a single page, if possible. See the Instruction to the Cover Page. Some of the disclosure provided on your cover may be relocated into a Summary section immediately following your table of contents, if appropriate.

11.   Revise your cover to indicate that the total proceeds if the minimum number of securities is sold will be zero.

Risk Factors, page 13

12.   Please revise your risk factor titled "Authorized rates of returns may be lower …" to address your currently authorized rate of return and any recent rate actions taken by the Maine Public Utilities Commission (MPUC) generally. In addition, discuss elsewhere in the offering circular the current rate environment and prospects for rate changes as they impact your business.

13.   On page 14 you indicate that approval from the MPUC must be obtained prior to the sale and issuance of any securities. Please advise us whether the MPUC has approved this offering. If not, undertake to provide us with confirmation that such approval has been obtained prior to requesting qualification.

Business and Properties, page 15

14.   Please revise this section to provide all of the information required by Question 3 of Model A.

15.   Please revise to describe how the public fire protection charge rates are set. In addition, please file any agreements relating to the public fire protection as exhibits.

16.   Please revise to address the material terms of your mortgage bond indentures, including the amounts outstanding, due dates, interest rates, annual payment obligations and the impact that the indentures have on your business and plans. Finally, please file the indentures and related bond agreements as an exhibit. Similar disclosure should be provided elsewhere for your other outstanding borrowings under your credit facilities.

17.   Please revise to provide a more detailed discussion of the main governmental regulations applicable to your business and address their impact on your operations and financial results. We note, for example, a reference to "capital reserve requirements" on page 18 without any corresponding discussion about what the actual requirements are or your compliance with such reserve levels. Similarly, you should address how rates are set and adjusted.

Use of Proceeds, page 20

18.   We note your statement that "[u]ltimately, the net amounts raised through this offering will help fund improvements to the Company's treatment and distribution systems." Please address your planned or required improvements, discuss the timelines and costs associated with the improvements and state whether they are required – by regulation – or otherwise. Address how you anticipate funding such improvements.

Capitalization, page 22

19.   Please revise to indicate that your "as adjusted" column assumes that the maximum number of shares are sold, and include a statement that your offering has no minimum and, accordingly, there is no assurance that any proceeds will be raised.

20.   We note that long term debt of $8,863,545 presented here is not consistent with the disclosures presented in the financial statements of $8,749,620. Please revise or advise.

Dilution, page 22

21.   Since you do not have a minimum, please present dilution information assuming assuming various percentages of your offering are sold, such as 25%, 50% and 75%.

22.   Please explain why you used the market price to determine the total consideration paid by existing stockholders, rather than the total consideration the company received from the sales of shares outstanding before this offering.

23.   It appears that your presentation of net tangible book values per share both before and after the offering was calculated without adjusting for unamortized bond issuance expense of $131,237 and other deferred debits of $340,941. For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. Accordingly, please deduct unamortized bond issuance expense and other deferred debits in your revised computation of net tangible book values per share before and after the offering and revise the dilution disclosures as appropriate or tell us how your presentation is appropriate.

Management's Discussion and Analysis of Certain Relevant Factors, page 24

24.   Please revise to address your financial results, including a discussion of material trends, for each period covered by your financial statements in greater detail.

25.   Please revise the disclosure, here and throughout, to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement, existing current and near term loan and debt obligations and borrowing capacity, and your ability to meet these obligations in the event that a nominal amount of proceeds is raised in this offering. Address your current ratio for the most recent period. In this regard we note your May 28, 2010 letter referenced the "need to raise significant capital over the coming years."

Description of Securities Offered, page 25

26.   Please describe the dividend restrictions associated with your mortgage bond indentures in greater detail.

Compensation, page 32

27.   Please revise to address the amounts owed to Mr. Mansfield under your non-qualified deferred compensation plan at year-end.

Outstanding Securities, page 35

28.   We note that you pay dividends and have recently reduced your dividend rate. Please revise to address your ability and intention to maintain your dividend both generally and at current levels specifically. Address whether you will or may need to further reduce your dividend. Address the specific statutory limitations placed on the payment of dividends.

Financial Statements

General

29.   The financial statements should be updated, if necessary, to comply with Form 1-A, Part F/S.

30.   Please file as an exhibit a currently dated consent of the independent accountant in any amendment.

Balance Sheet, page 43 and Note 3- Long Term Debt, page 52

31.   We note you have presented unadvanced bond proceeds of $880,540 and $888,785 as of December 31, 2009 and 2008, respectively, relating to the bond proceeds yet to be

received. Tell us the basis for presenting the bond proceeds yet to be received as liabilities, how this presentation complies with GAAP and provide the specific accounting literature that supports this presentation. We may have further comments upon review of your response.

Statements of Income, page 45 and Note 6- Income taxes, page 54

32.   We note you have allocated income taxes between operating expenses and non-operating expense. Tell us the basis for your presentation and provide the specific accounting literature that supports this allocation and presentation.

Notes to Financial Statements, page 48

33.   Please revise to include disclosures regarding the impact that recently-issued but not effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

34.   Please revise to describe your revenue-producing activities and the related revenue recognition policies followed. Please ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams. In addition, to enhance the investor's understanding of your business, please describe the basis for determining the rates charged to customers, the process of setting rates, approval and regulation by the regulatory agencies.

35.   Please revise to disclose the nature and amounts of any allowance for earnings on shareholders' investment capitalized for rate-making purposes but not capitalized for financial reporting in accordance with ASC 980-340-50-3.

36.   It is not clear whether all your regulatory assets are earning a return. If recovery of major costs is provided without a return on investment during the recovery period, please revise to disclose the remaining amounts of such assets and the remaining recovery period applicable to them. Refer to ASC 980-340-50-1

Water Utility Plant, page 49

37.   Please revise to disclose your accounting policy regarding planned maintenance, maintenance, repairs, removals, betterments and retirements (including gains or losses).

38.   To enhance the investor's understanding of your business, please revise to disclose for the periods presented the components and their related amounts comprising water

utility plants and their respective depreciation rates. In addition, disclose the amounts of water utility plants added and disposed during the periods presented.

Other Deferred Debits, page 49

39.   Please revise to disclose the details of the deferred debits and indicate the periods over which they will be recognized as expenses.

Allowance for Funds used during Construction, page 50

40.   We note you capitalize as AFUDC financing costs related to portions of construction work in progress based on your weighted cost of capital rates. Please revise to disclose for the years ended December 31, 2009 and 2008 the weighted cost of capital (including outstanding debt and cost of equity) used to compute AFUDC. Refer to ASC 980-835-25-1 for further guidance.

Part III Exhibits

41.   We note that you have yet to file numerous exhibits, including your Form of Subscription Agreement, and Legality Opinion. Please note that we review, and frequently comment upon, these exhibits. Please allow us sufficient time to do so.

42.   Please include your December 9, 2009 Rule 254 letter as an exhibit. See Item 2(13) of Part III of Form 1-A.

43.   Please file Mr. Mansfield's employment agreement. Also, please file any other management contracts or compensatory plans as exhibits. See Item 2(6)(c) of Part III to Form 1-A.

44.   Please file your Articles of Incorporation and By-laws as presently in effect. In this respect it was unclear whether these documents had ever been amended and restated.

Signatures

45.   Please include the signature of the Chief Executive Officer and Chief Financial Officer.

46.   We note that Mr. Mansfield has signed as attorney in fact on behalf of the other directors. Please file a document evidencing his authority to sign your offering statement on their behalf.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

Mr. C.S. Mansfield
Biddeford and Saco Water Company
June 23, 2010
p. 8

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for qualification. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory Fryer
Fax: (207) 774-7499